Filed by Unilever International Holdings N.V.
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: Unilever N.V.
Commission File Number: 001-04547
Date: March 15, 2018

IMPORTANT INFORMATION

This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (the “Simplification”) under a new holding company (“New N.V.”), New N.V. intends to file a registration statement on Form F-4, which will include a prospectus with respect to its merger with Unilever N.V. (the “Proposed Merger”) and the Simplification. The final prospectus will be delivered to the security holders of Unilever N.V.

New N.V. also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents relating to the Proposed Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND THE SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND THE SIMPLIFICATION.

Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New N.V., Unilever PLC and Unilever N.V., without charge, at the SEC’s website at http://www.sec.gov. Shareholders will also be able to obtain these documents, without charge, from Unilever’s website at http://www.unilever.com.

This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New N.V. may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New N.V. should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of New N.V.’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions

Deutsche Bank AG (“Deutsche Bank”) is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom.  Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this document. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, ‘anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever’s business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

The following is the transcript of a presentation posted on www.unilever.com on March 15, 2018:

Chairman Video for Unilever.com

Hello everyone, I am Marijn Dekkers, Chairman of Unilever.

After careful consideration, the Unilever Board is announcing today its decision to simplify the company’s corporate structure into a single legal entity in the Netherlands.

I wanted to take this opportunity to explain briefly why.

In this highly dynamic and increasingly competitive industry, Unilever must constantly evolve to ensure it is best positioned to drive its performance and create long term shareholder value.

Our decision to simplify the Group’s structure helps us achieve this as we continue our transformation into a simpler, a more agile and a more focused business.

More specifically, the review showed that by moving to a single holding company with a single share class, Unilever would have greater strategic flexibility to undertake equity-settled acquisitions and demergers.

And while I should stress that neither are currently planned, I hope you agree that the Board is right to improve the company’s future optionality.

The Board’s decision to create a single legal entity incorporated in the Netherlands reflects the fact that Unilever N.V. represents the larger portion of Unilever.

Indeed, Unilever N.V. shares account for approximately 55% of the group, and they trade with greater liquidity than PLC shares.

Under the changes, the new holding company will continue to be listed in London, Amsterdam and New York.

Let me now say a few words about corporate governance.

Over the last fifteen years, we have taken major steps to be at the forefront of good corporate governance, including most recently, the acquisition of the N.V. preference shares which represented only 0.5% of N.V.’s share capital but had 20% of voting rights.

Through the simplification the Board is announcing today, we are taking an important opportunity to strengthen our commitment to corporate governance even further — particularly in creating, for the first time in our history, a ‘one share, one vote’ principle for all our shareholders.

Upon completion, the remaining N.V. preference shares will be cancelled, and it is intended to close the N.V. Trust Office and terminate the related depositary receipt structure.

We will also seek authority at this year’s N.V. AGM to issue a smaller number of shares on a non pre-emptive basis compared to previous years, down to 5% plus 5% and we intend to adopt the same approach in the new holding company following simplification.

Lastly, I should add that Unilever will continue to apply both the UK and Dutch corporate governance codes, and offer all Board directors for election on an annual basis.

So in summary, we are in no doubt that the changes we are making today will strengthen our company, putting us in the best position to continue our track record of delivering long-term, competitive performance and shareholder value creation.

On behalf of the Board, thank you for listening and for your interest in our Unilever.